

12061511

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2011 (MM/DD/YY) AND ENDING 04/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iTB SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 WEST 37TH STREET, STE 310
(No. and Street)

NEW YORK (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL CHUANG (888) 316-2869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, STE 7A (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL CHUANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ITB SECURITIES, LLC, as of APRIL 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public


ISIS Y. MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6214877
Qualified in New York County
Commission Expires December 21, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
iTB Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of iTB Securities, LLC as of April 30, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iTB Securities, LLC as of April 30, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
June 19, 2012

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (212) 684-2470 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

iTB SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2012

ASSETS

Current assets	
Cash and cash equivalents	$ 48,970
Receivables from clearing organization	842
Prepaid expenses	11,160
Total current assets	**60,972**
Other assets	
Deposit held with clearing organization	100,000
Total other assets	**100,000**
TOTAL ASSETS	**$ 160,972**

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 10,416
Deferred revenue	23,938
Total current liabilities	**34,354**
Member's equity	**126,618**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 160,972**

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2012

Revenues	$ 44,665
Expenses	
Consulting fees	67,987
Software fees	59,054
Salaries	48,116
Clearing charges	42,079
Rent	18,200
Professional fees	11,679
Regulatory	6,761
Payroll taxes	5,521
Office	1,927
Computer	600
Insurance	556
Other operating expenses	1,633
	264,113
Net loss	**$ (219,448)**

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2012

Balance at May 1, 2011	$ 51,066
Member contributions	295,000
Net loss	(219,448)
Balance at April 30, 2012	**$ 126,618**

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2012

Cash flows from operating activities:	
Net loss	$ (219,448)
Adjustments to reconcile net loss to net cash flows used in operating activites:	
(Increase) decrease in operating assets:	
Receivables from clearing organization	(842)
Prepaid expenses	(10,318)
Deposit held with clearing organization	(100,000)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	4,327
Deferred revenue	23,938
Total adjustments	(82,895)
Net cash used in operating activities	(302,343)
Cash flows from financing activities:	
Member contributions	295,000
Net cash provided by financing activities	295,000
Net decrease in cash and cash equivalents	(7,343)
Cash and cash equivalents, beginning of year	56,313
Cash and cash equivalents, end of year	$ 48,970
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Noncash investing and financing activities:	
Contributions from member in the form of paid expenses	$ 20,000

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

iTB Securities, LLC (the "Company") is a Limited Liability Company registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed on January 10, 2005 under the laws of the State of New York. The Company's office is located in New York, NY.

The Company's mission is to create a fixed income brokerage platform providing technology, liquidity, and educational content to the online financial marketplace. The goal of the Company is to provide a service to facilitate over the counter trading of liquid debt securities with mid-tier institutional investors and self-directed retail investors.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from Clearing Organization

Receivables from the clearing organization represent balances arising primarily in connection with securities transactions. The Company establishes a reserve for estimated credit losses based upon historical experience. At April 30, 2012, management determined no such reserve was required.

Commission Revenue and Clearing Expense Recognition

Commissions and related expenses are recorded on a settlement date basis as securities transactions are cleared by the clearing organization.

Advance payments for brokerage fees are recorded as deferred revenue.

Advertising Costs

The Company expenses advertising costs as they are incurred. For the year ended April 30, 2012, there was no advertising expense.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes

The Company is classified as a disregarded entity for Federal, New York State and City tax purposes, whereby the Company's income or loss is reported by the member on its own income tax return. Accordingly, no provision has been made for Federal, New York State and City taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through June 19, 2012, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at April 30, 2012, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3) COMPENSATED ABSENCES

Employees of the Organization are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Organization's policy is to recognize the costs of compensated absences when actually paid to employees.

4) RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2010, the Company and its sole member, iTB Holdings, Inc. ("Holdings"), entered into an expense sharing agreement by which their occupancy expenses, including rent and other office expenses, are allocated to each entity based on usage. The agreement was amended on June 1, 2011 to reflect an increase in allocable rent expense.

An estimate will be made at the beginning of each fiscal year of Holdings' overhead and shared expenses based upon the actual incurred overhead and shared expenses from the prior year. The Company shall reimburse Holdings for such occupancy expenses by paying Holdings a monthly payment. The size of the monthly payment may be adjusted periodically to reflect the changes in the Company's usage. At any time, Holdings has authority to forgive payment and treat as a non-cash capital contribution to the Company.

For the year ended April 30, 2012, Holdings paid expenses totaling $20,000 on behalf of the Company, all of which were treated as non-cash capital contributions to the Company pursuant to the agreement discussed above.

5) COMMITMENTS

The Company is under contract to pay FINOP Services, LLC a monthly fee of $800 for FINOP services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

Effective April 1, 2012, the Company amended its contract with Toothless Mule, LLC for consulting services for a term of one year. The Company pays a bi-monthly consulting fee of $1,250. The agreement will continue to be automatically renewed for one year terms unless terminated by either party upon fourteen (14) days written notice.

6) CONCENTRATION OF RISK

The Company maintains its non-interest bearing cash balance at a major financial institution. As of April 30, 2012, the cash balance is fully insured by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC's temporary unlimited coverage is scheduled to remain in effect until December 31, 2012.

7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2012, the company had net capital of $115,458 which is $110,458 in excess of required net capital of $5,000. The Company's net capital ratio at April 30, 2012 is 0.30 to 1.

8) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

iTB SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED APRIL 30, 2012

Total member's equity		$ 126,618
Non-allowable assets, deductions and charges:		
Prepaid expenses	11,160	
Total non-allowable assets, deductions and charges		11,160
Net capital		$ 115,458
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $34,354)		$ 2,290
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		$ 110,458
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 112,023
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 34,354
Percentage of aggregate indebtedness to net capital		30%
Ratio of aggregate indebtedness to net capital		0.30 to 1

See accompanying notes to the financial statements.

iTB SECURITIES, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED APRIL 30, 2012

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 115,458
Net capital, per report pursuant to Rule 17a - 5(d)	$ 115,458

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of April 30, 2012, filed on May 15, 2012.

See accompanying notes to the financial statements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

iTB SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED APRIL 30, 2012

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of
iTB Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of iTB Securities, LLC (the "Company") for the year ended April 30, 2012 (on which we issued our report dated June 19, 2012), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (212) 684-2470 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3 (Cont'd)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
June 19, 2012